UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

By: Administrative Committee

Date: May 19, 2021	By:	/s/ Leon J. Bijou
Leon J. Bijou
Authorized Person

[2]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

[3]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

Jefferies Group LLC Employees’ Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group LLC Employees’ Profit Sharing Plan (the Plan) as of November 30, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended November 30, 2020, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2020 and 2019, and the changes in net assets available for benefits for the year ended November 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

/s/ Tanner LLC

Salt Lake City, Utah

May 19, 2021

[4]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2020 and 2019

	2020	2019
ASSETS:
Participant-directed investments, at fair value:
Common stocks	$44,591,327	$44,647,336
Mutual funds	680,693,372	565,397,472

Total investments	725,284,699	610,044,808

Non-interest bearing cash	8,420	7,393

Receivables:
Notes receivable from participants	4,106,732	4,184,074

Total assets	729,399,851	614,236,275

LIABILITIES:
Administrative fees payable	—	27,000

NET ASSETS AVAILABLE FOR BENEFITS	$729,399,851	$614,209,275

See accompanying notes to financial statements.

[5]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2020

ADDITIONS:
Contributions:
Participant contributions	$41,214,045
Participant rollover contributions	8,981,835
Employer matching contributions	8,058,962

Total contributions	58,254,842

Investment income:
Net appreciation in fair value of investments	82,640,437
Interest and dividends	28,954,460
Other income	46,599

Total investment income	111,641,496

Interest income on notes receivable from participants	230,198

Total additions	170,126,536

DEDUCTIONS:
Benefits paid to participants	54,923,651
Administrative expenses	12,309

Total deductions	54,935,960

Net increase	115,190,576
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	614,209,275

End of the year	$729,399,851

See accompanying notes to financial statements.

[6]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group LLC and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income and have completed three full months of service. Jefferies Group LLC is a direct wholly owned subsidiary of publicly traded Jefferies Financial Group Inc. (“Jefferies”). The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year, eligible participants may voluntarily make pre-tax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $32,000 to the Plan. Participants who have attained age 50 on or before December 31, 2020 may make pre-tax and/or Roth catch-up contributions, which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pre-tax and after-tax Roth basis. In fiscal 2020 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during fiscal 2020.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture or the Revenue Credit Program account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In situations where Fidelity recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, Fidelity (through a Revenue Credit Account) will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. The Plan’s administrator, on behalf of the Administrative Committee, can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. As of November 30, 2020, as investment options for participants, the Plan currently offers one equity investment, 35 mutual funds, including one money market fund, and a self-directed brokerage account (“BrokerageLink Account”) that is primarily invested in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds.

[7]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their Plan accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the remaining balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period cannot exceed ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the Trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Jefferies Common Stock the distribution will be made in the form of whole shares of Jefferies Common Stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

Forfeited Accounts – As of November 30, 2020 and 2019, forfeited non-vested accounts totaled $52,059 and $12,831, respectively. These amounts will be used to reduce employer contributions or pay administrative expenses of the Plan. During the year ended November 30, 2020, incoming forfeitures totaled $676,328, and employer contributions were reduced by $637,099.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[8]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, Jefferies Common Stock, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the financial statements.

Concentration of Investments – The Plan’s investment in Jefferies Common Stock comprises approximately 6% and 7% of the Plan’s investments as of November 30, 2020 and 2019, respectively.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Jefferies Common Stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. All of the mutual funds are traded in active markets at their NAV per share.

The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. The named fiduciary or plan administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year-end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the NAV of the mutual funds and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as notes receivable from participants on the Statement of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid by the Company. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2020 or 2019.

[9]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

3.	FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported as of the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended November 30, 2020 and 2019, there were no transfers between levels.

The techniques used to value the Plan’s investments are as follows:

•	Common stock. Valued utilizing a market approach wherein Plan management uses quoted prices in active markets for identical assets;

•

Mutual funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their NAV per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

[10]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of:

	Assets measured at fair value as of November 30, 2020	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$44,591,327	$44,591,327
Mutual Funds:
Domestic Stock Funds	363,728,659	363,728,659
Balanced Funds	173,310,455	173,310,455
Fixed Income Funds	41,069,136	41,069,136
International Stock Funds	32,136,259	32,136,259
Money Market Funds	52,096,671	52,096,671
BrokerageLink Account:
Mutual Funds:
Money Market Funds	5,765,227	5,765,227
Precious Metals Funds	297,978	297,978
International Stock Funds	1,440,550	1,440,550
Alternative Funds	246,231	246,231
Fixed Income Funds	1,290,779	1,290,779
Commodity Funds	103,403	103,403
Other Equity Mutual Funds	9,208,024	9,208,024

Total Investment Assets at Fair Value	$725,284,699	$725,284,699

[11]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

	Assets measured at fair value as of November 30, 2019	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$44,647,336	$44,647,336
Mutual Funds:
Domestic Stock Funds	296,763,699	296,763,699
Balanced Funds	147,751,154	147,751,154
Fixed Income Funds	37,271,968	37,271,968
International Stock Funds	29,181,759	29,181,759
Money Market Funds	41,203,800	41,203,800
BrokerageLink Account:
Mutual Funds:
Money Market Funds	4,228,409	4,228,409
Precious Metals Funds	116,663	116,663
International Stock Funds	1,025,072	1,025,072
Alternative Funds	195,851	195,851
Fixed Income Funds	1,021,570	1,021,570
Commodity Funds	33,237	33,237
Other Equity Mutual Funds	6,604,290	6,604,290

Total Investment Assets at Fair Value	$610,044,808	$610,044,808

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services for the year ended November 30, 2020 were $12,309.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund. The Plan pays Fidelity as trustee and recordkeeper and these qualify as a party-in-interest transaction.

As of November 30, 2020 and 2019, the Plan held 1,961,686 and 1,992,640 shares, respectively of Jefferies Common Stock, with a market value of $44,591,327, and $41,648,238, respectively. During the year ended November 30, 2020, the Plan recorded dividend income of $1,112,233 related to the Jefferies Common Stock.

[12]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2020 AND 2019

AND FOR THE YEAR ENDED NOVEMBER 30, 2020

During the year ended November 30, 2020, sales of Jefferies Common Stock were $3,446,605 and the purchases of Jefferies Common Stock were $1,762,038. Realized losses on the sale of Jefferies Common Stock were $564,990 for the year ended November 30, 2020.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

6.	TAX STATUS

The Internal Revenue Service (“IRS”) has provided a determination letter dated November 21, 2017 and informed the Company that the Plan, and related trust, were designed in accordance with applicable sections of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	COVID 19

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Plan investments. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are uncertain and cannot be predicted.

The Plan has implemented certain requirements of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among other changes, allow certain eligible individuals to receive coronavirus-related relief for loan repayment or to receive a coronavirus-related hardship distribution, suspend required minimum distributions, and delay the commencement date for required minimum distributions.

8.	SUBSEQUENT EVENTS

The Plan management has evaluated events and transactions for potential recognition or disclosure through May 19, 2021, which is the day the financial statements were available to be issued.

[13]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2020

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost**	(e) Current value
*	Fidelity OTC K Portfolio (7,632,236 shares)	Mutual Funds		$129,824,343
*	Spartan 500 Index Fund (954,154 shares)	Mutual Funds		120,156,728
*	FIMM Govt CL I (52,096,671 shares)	Mutual Funds		52,096,672
*	Jefferies (1,961,686 shares)	Common Stock		44,591,327
	Baron Small Cap Inst (959,505 shares)	Mutual Funds		35,233,039
*	Fidelity International Discovery K (612,444 shares)	Mutual Funds		31,626,614
*	Fidelity Freedom Fund K 2030 (1,315,902 shares)	Mutual Funds		25,304,808
*	Fidelity Freedom Fund K 2035 (1,470,832 shares)	Mutual Funds		24,077,521
*	Fidelity Freedom Fund K 2045 (1,827,990 shares)	Mutual Funds		24,001,518
*	Fidelity Freedom Fund K 2050 (1,761,045 shares)	Mutual Funds		23,281,024
*	Fidelity Freedom Fund K 2040 (2,000,180 shares)	Mutual Funds		23,082,080
	Harbor Cap Apr Inst (187,179 shares)	Mutual Funds		20,892,920
*	Fidelity Freedom Fund K 2025 (1,180,159 shares)	Mutual Funds		18,209,859
	WF SPL Mid Cap Val (397,625 shares)	Mutual Funds		16,449,784
	PIMCO Total Return Fund (1,465,452 shares)	Mutual Funds		16,076,015
*	Fidelity Freedom Fund K 2055 (952,857 shares)	Mutual Funds		14,397,682
*	Fideltiy Ext Market Index (167,927 shares)	Mutual Funds		13,205,814
*	BrokerageLink Account	Mutual Funds		13,056,625
	JPM Equity Income (674,806 shares)	Mutual Funds		12,983,279
*	Fidelity Strategic Income Fund (771,189 shares)	Mutual Funds		9,932,920
*	Fidelity Freedom Fund K 2060 (700,237 shares)	Mutual Funds		9,551,240
	Victory SM CO OPP (201,479 shares)	Mutual Funds		9,018,208
*	Fidelity Freedom Fund K 2020 (379,315 shares)	Mutual Funds		6,562,160
	Vanguard Value Idx Adm (132,251 shares)	Mutual Funds		5,964,541
	NB High Income Bond IS (650,842 shares)	Mutual Funds		5,623,285
*	BrokerageLink Fund	Mutual Funds		5,295,567
*	Fidelity High Income Fund (515,361 shares)	Mutual Funds		4,457,880
	AB Global Bond (399,387 shares)	Mutual Funds		3,474,668
*	Fidelity Strategy Real Retirement (201,833 shares)	Mutual Funds		1,687,325
	Vanguard Total Bond Market Adm (129,241 shares)	Mutual Funds		1,504,367
*	Fidelity Freedom Fund K 2015 (90,501 shares)	Mutual Funds		1,234,439
*	Fidelity Freedom K Income Fund (89,165 shares)	Mutual Funds		1,094,056
	Vanguard FTSE All World Index Adm (14,708 shares)	Mutual Funds		509,645
*	Fidelity Freedom Fund K 2065 (27,280 shares)	Mutual Funds		327,097
*	Fidelity Freedom Fund K 2005 (24,400 shares)	Mutual Funds		320,864
*	Fidelity Freedom Fund K 2010 (10,828 shares)	Mutual Funds		178,785

		Total Investments		725,284,699
*	Notes receivable from participants bearing interest at rates
	from 4.25% to 6.5% with maturities ranging from
	December 2020 through October 2030	Participant Loans		4,106,732

		Total		$729,391,431

*	Party-in-interest
**	Cost information not required for participant directed investments and therefore is not included

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